EXHIBIT 99.1

enCore Energy Announces Change of Chief Financial Officer

NYSE American:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Dec. 21, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) announced today the resignation of Ms. Mierkey, Chief Financial Officer ("CFO") effective December 23, 2023. Dr. Dennis Stover has agreed to act as Interim CFO until the conclusion of a CFO search. A CFO search committee consisting of Chief Executive Officer Paul Goranson, Executive Chairman William Sheriff and Audit Committee Chair William Harris has been formed and is well advanced in the efforts to select a new CFO.

enCore Energy's Audit Committee Chair, William Harris, stated: "On behalf of the Board and management we extend our thanks to Ms. Meirkey for her work during a period of significant growth and transformation of the Company. A CFO search is well underway and is based on the Company's growth model. The interim appointment of Dr. Dennis Stover, a Director and former CEO of the company, allows the Audit Committee to maintain its role as independent members of the Board and oversee the financial affairs of the Company."

enCore Energy wishes Ms. Meirkey well in her future endeavors.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant ("CPP") in November 2023 with work underway for a planned restart of uranium production at its licensed and past-producing South Texas Alta Mesa CPP in 2024. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.  The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward Looking Statements:

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 19:52e 21-DEC-23